Exhibit 99.1

2016 Ecopetrol's Proven Reserves are 1,598 Million Barrels of Oil Equivalent. This valuation was made at a regulatory price of USD 44.5 / barrel, lower prices negatively impacted 202 million barrels

•	Lower oil prices recorded in 2016 lowered reserves by 202 million barrels.

•	The impact of lower prices was partially offset by cost optimization and higher efficiencies. These were validated by the certifying firms of our reserves.

•	The reserve replacement ratio, excluding price effect, was 79%

•	The average reserve life is equivalent to 6.8 years

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announced today its proven reserves (1P, according to the international designation) of crude oil, condensate and natural gas owned by the company, including its interest in affiliates and subsidiaries, as of December 31, 2016. The reserves were estimated based on the U.S. Securities and Exchange Commission (SEC) standards and methodology. 99% of them were audited by two well-known specialized independent companies (Ryder Scott Company and DeGolyer and MacNaughton).

Ecopetrol´s Proven net hydrocarbon reserves were 1,598 million barrels of oil equivalent (mmboe) at the close of 2016, a 14% reduction compared with 1,849 mmboe at the end of 2015. It is estimated that price was the cause of most of the negative impact on proven reserves (-202 mmboe). In 2016, the SEC price used for the valuation had a 20% decrease compared to 2015, from US$55.57 per barrel Brent to US$44.49 per barrel and a 56% decrease compared to 2014, which was US$101.80 per barrel.

This effect was partially offset by the addition of 186 mmboe, attributable to continued optimization of operating costs, higher efficiencies, new drilling projects as planned in the Palagua-Caipal fields and extensions of the proven area in fields such as Castilla, Rubiales and Chichimene, among others. The reserve replacement ratio, excluding price effect, was 79%. By including the price factor, the reserve replacement ratio stands at -7%. The reserves/production ratio (average life of reserves) was 6.8 years.

Fields operated directly by Ecopetrol as Rubiales and Chichimene, presented positive reviews of reserves due to good performance in production and optimization of their conditions, among others. The 95% of proven reserves are owned by Ecopetrol S.A., while Hocol, Ecopetrol América and Equión and Savia Perú contribute 5%.

Ecopetrol´s proven reserves as of December 31 of 2016

Proven Reserves (1P)	Oil Equivalent (MMBOE)
Proved Reserves as of Dec 31 of 2015	1,849
Production 2016	-235
Hydrocarbon Price Effect	-202
Cost optimization, management and others	186
Proved Reserves as of Dec 31 of 2016	1,598

Bogota, February 21st, 2017

-----------------------------------------

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co